UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2025

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Calle Azul 4, 28050 Madrid Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”), in compliance with the Securities Market legislation, hereby communicates the following:

INSIDE INFORMATION

In relation to the voluntary tender offer launched by BBVA for the entire share capital of Banco de Sabadell, S.A. (the “Offer”), for which the prior announcement was published as inside information on May 9, 2024 (with registration number 2241) and the request for authorisation was submitted to the Spanish Securities Market Commission (CNMV) on May 24, 2024, BBVA hereby informs that:

On August 6, 2025, the Extraordinary General Shareholders’ Meetings of Banco Sabadell approved the transaction for the sale of all the shares of its subsidiary TSB Banking Group plc and other equity instruments and securities issued by such company to Banco Santander, S.A., subject to certain conditions precedent, as well as the distribution of an extraordinary cash dividend in the gross amount of 50 euro cents per share charged against freely distributable voluntary reserves, conditional upon the completion of such sale transaction.

As a result of said resolutions, Article 33.1(d) of Royal Decree 1066/2007, of 27 July, on tender offer rules, entitles BBVA to withdraw the Offer, subject to the prior approval of the CNMV.

After reviewing the resolutions adopted and considering the available information, BBVA has decided not to withdraw the Offer for this reason and, therefore, it remains in effect in accordance with the applicable regulations.

Madrid, August 11, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.
Date: August 11, 2025
	By:	/s/ Victoria del Castillo Marchese
Name: Victoria del Castillo Marchese
Title: Global Head of Strategy & M&A